**EXHIBIT 99.1**



*Portland General Electric*
*One World Trade Center*
*121 SW Salmon Street*
*Portland, Oregon 97204*

## News Release

**FOR RELEASE**
5 a.m. EDT, Aug. 2, 2006

**Media Contact:**
Gail Baker
Director, Corporate Communications
Phone: 503-464-8693

**Investor Contact:**
Bill Valach
Director, Investor Relations
Phone: 503-464-7395

# Portland General Electric reports
# second quarter 2006 earnings results
*Announces dividend and updates 2006 guidance; establishes reserve for SB 408*

Portland, Ore. — Portland General Electric Company (NYSE: POR) today reported net income of $27 million, or $0.43 per share (basic and diluted), for the second quarter ending June 30, 2006, compared with net income of $16 million, or $0.26 per share (basic and diluted), for the second quarter 2005. Customer growth and increased energy use across all major customer classes as well as improved margins on energy sales, driven by favorable hydro conditions, contributed to the earnings increase. The Company also had reduced maintenance expenses at thermal generating plants and a reduction in administrative and other expenses. However, the Company took a $9 million reserve ($5 million after-tax, $0.09 per share) related to Senate Bill 408 (SB 408), a new Oregon law related to the rate treatment of income taxes.

Operating revenues of $351 million for the second quarter 2006 reflect a 5.4 percent increase compared to the prior year's second quarter revenues of $333 million. The revenue increase was driven by an increase in the average number of customers served and warmer weather as compared to the second quarter of 2005. A Jan. 1, 2006, rate increase related to higher power costs also contributed to the increase. Increased revenues were partially offset by the reserve taken related to PGE's current assessment of the Oregon Public Utility Commission's (OPUC) interim order on SB 408.

"Ongoing growth in our service territory and good hydro conditions drove strong financial results for the second quarter," said Peggy Fowler, CEO and president of Portland General Electric Company (PGE). "The dedication of PGE employees and ongoing investment in our infrastructure enables us to continue to provide safe, reliable energy to our growing customer base."

As of June 30, 2006, PGE served approximately 791,000 customers as compared to approximately 777,000 on June 30, 2005, a 1.8 percent increase.

## Second Quarter 2006 Summary

- Total retail energy deliveries for the period increased 5.3 percent (3.1 percent weather adjusted) to 4,575,000 MWhs in 2006 from 4,346,000 MWhs in 2005.
- On June 26, 2006, the Company broke its previous all-time high net system load summer peak of 3,586 MW as temperatures exceeded 100 F.
- Total operating revenues increased by 5.4 percent to $351 million in 2006 from $333 million in 2005. This was primarily the result of a 3.7 percent rate increase effective Jan. 1, 2006, and energy usage increases of 2.0 percent, 5.2 percent and 19.7 percent for residential, commercial and industrial customer classes, respectively. The industrial increase was due primarily to two large customers who returned to PGE energy service. In addition, operating revenues were reduced by $9 million due to the reserve taken related to SB 408.
- Purchased power and fuel increased by $12 million primarily due to increased loads and approximately $8 million of incremental power costs that were incurred during the second quarter of 2006 to replace the output of the Boardman Power Plant, which returned to full operation on July 1, 2006. These increases were partially offset by favorable regional hydro conditions.
- Production, distribution, administrative and other expenses decreased by $3 million compared to last year's second quarter.

## Year-to-Date 2006

For the six months ending June 30, 2006, net income was $21 million or $0.34 per share (basic and diluted) compared to $54 million or $0.87 per share (basic and diluted) for the same period in 2005. The principle drivers for the decrease were replacement power costs related to the unplanned outages at the Company's Boardman Power Plant, unrealized mark-to-market losses on power and natural gas contracts and a reserve related to SB 408. These factors were partially offset by good regional hydro conditions and increased energy sales.

Operating revenues were $732 million compared to $704 million for the same period in 2005. The 4.0 percent increase was driven by an increase in customers served; colder weather in the first quarter and warmer weather in the second quarter as compared to the respective quarters in 2005; and a Jan. 1, 2006, rate increase related to higher power costs.

PGE ceased to be a subsidiary of Enron Corp. on April 3, 2006, with the issuance of 62.5 million shares of new common stock, of which approximately 35 million shares were issued to a Disputed Claims Reserve for future distribution to Enron creditors with allowed and settled claims. The stock, listed on the New York Stock Exchange, began regular way trading on April 10, 2006. Approximately 815,000 shares were distributed from the Disputed Claims Reserve on June 1, 2006, reducing the number of shares held in the Reserve to approximately 55 percent of total shares outstanding.

**Year-to-Date 2006 Summary**

- Total retail energy deliveries increased 4.8 percent (2.1 percent weather adjusted) to 9,595,000 MWhs in 2006 from 9,152,000 MWhs in 2005.
- Total operating revenues increased by 4.0 percent, to $732 million in 2006 from $704 million in 2005. This was primarily the result of a 3.7 percent rate increase effective Jan. 1, 2006, and energy usage increases of 5.3 percent, 4.0 percent and 12.7 percent for residential, commercial and industrial customer classes, respectively. In addition, operating revenues were reduced by $9 million due to the reserve related to SB 408.
- Purchased power and fuel increased by $102 million primarily due to increased loads, unrealized mark-to-market losses and approximately $52 million of incremental power costs incurred during the first half of 2006 to replace the output of the Boardman Power Plant. These increases were partially offset by favorable regional hydro conditions. The mark-to-market impact included $25 million of unrealized net losses on derivative activities in the first half of 2006 compared to $12 million of unrealized net gains in the first half of 2005. It is expected that the 2006 unrealized mark-to-market losses will reverse during the remainder of the year upon settlement of the related contracts.
- Increased stream flows in both the Clackamas and Deschutes river systems, where PGE generating facilities are located, resulted in a 44 percent increase in Company owned hydro generation compared to the first half of 2005. In addition, improved regional hydro conditions resulted in a 22 percent increase in output received from mid-Columbia River hydro projects with which PGE has long-term power purchase contracts.

- Production, distribution, administrative and other expenses increased by $1 million compared to last year's first half.

**2006 and 2007 Earnings Guidance**

PGE is revising its full-year 2006 earnings guidance of $1.10 to $1.20 per share to $0.95 to $1.05 per share. The revised guidance is based on the Company's current assessment of SB 408 and estimates of the range of potential refunds to customers of $18 million to $66 million for 2006. The revised guidance reflects $18 million of potential customer refunds for 2006 ($11 million after-tax, $0.18 per share). The guidance does not include potential further effects of SB 408 of up to $48 million ($29 million after-tax, $0.46 per share) nor the potential impact of any regulatory recovery on the Boardman deferral request of $46 million ($28 million after-tax, $0.45 per share) for incremental replacement power costs. The Company reaffirms its full-year 2007 earnings guidance range of $1.70 to $1.80. Annual earnings growth over the long term is expected to be in the 4 to 5 percent range.

**Capital Expenditures**

PGE's capital expenditures for 2006 are expected to be approximately $358 million compared to actual 2005 expenditures of $255 million. Capital expenditures for 2006 consist of $189 million for ongoing production, transmission and distribution facilities and $159 million for Port Westward, the Company's new natural gas-fired plant, currently under construction in Clatskanie, Ore., and expected to come online in the first quarter of 2007. The 2006 estimate also includes $10 million for advanced metering infrastructure and the Biglow Canyon wind farm.

**Dividend**

On Aug. 1, 2006, the PGE board of directors approved a quarterly common stock dividend of 22.5 cents per share. The dividend is payable on Oct. 16, 2006, to shareholders of record at the close of business on Sept. 25, 2006.

**Overview of Recent Developments**
**Senate Bill 408**

On July 14, 2006, the OPUC issued an interim order that sets forth preliminary decisions regarding the implementation of SB 408. The intent of SB 408 is to ensure that the amount collected from customers for income taxes matches the amount paid to governmental entities by investor-owned utilities. The OPUC's preliminary decision calls for the use of fixed reference points for margins and effective tax rates from a ratemaking proceeding. The Commission also proposed a method to apportion a consolidated group's income for tax liability. Based on PGE's assessment of the OPUC interim order, the Company has estimated the range of potential refunds to customers of $18 million to $66 million for 2006. Based on the low end of the range, the Company recorded a $9 million reserve for the first half of 2006 for a potential refund obligation to customers using a percentage of estimated annual revenues collected through this period. The OPUC will accept public comments on its interim order through mid-August 2006 and is expected to adopt permanent rules in September 2006 or later. PGE will continue to evaluate the OPUC's proposals and participate in the rulemaking proceedings to help assure that interests of the Company's shareholders and customers are addressed.

**General Rate Case**

PGE filed a general rate case in March 2006 for consideration by the OPUC. Based on a 2007 test year, the general rate case proposes a retail rate increase of $143 million (8.9 percent) across all customer classes and a return on equity of 10.75 percent to become effective early in 2007. The initial proposal by the OPUC staff, issued in early July 2006, proposed a $30 million (1.9 percent) increase in PGE's rates and an allowed return on equity of 9.8 percent.

The OPUC staff's initial proposal marks an early stage in the ratemaking process. The Company is reviewing the staff proposal and is in settlement discussions with all participants. The OPUC is expected to issue its final order in mid-January 2007 following settlement conferences, additional testimony and potential public hearings.

PGE's last general rate case was based on a 2002 test year, with authorized price changes effective October 1, 2001. Pursuant to a tariff adopted in the 2001 case, PGE has annually updated its forecast of net variable power costs, with changes in the Company's retail prices authorized by the OPUC effective January 1 for each of the years 2003 through 2006.

**Boardman Power Plant Outage**

The Boardman Power Plant was taken out of service in late October 2005 for repairs to the plant's turbine rotor and remained out of service during the first four-and-a-half months of 2006 for repairs to both the turbine and generator rotors. Although Boardman was operational by late May 2006, it was again taken offline in early June for repairs to the low-pressure turbine unit. The plant was returned to full operation on July 1, 2006, following completion of repairs.

Total incremental power costs to replace the output of Boardman were approximately $92 million, including $52 million in the first half of 2006. PGE filed an accounting application with the OPUC for deferral of replacement power costs for the turbine rotor-forced outage, estimated at $46 million, for the period Nov. 18, 2005, through Feb. 5, 2006, for later ratemaking treatment. OPUC staff's initial response would provide for recovery of approximately $450,000 of such costs. The OPUC's decision is expected in the fourth quarter of 2006.

To the extent the Company is not allowed to recover replacement power costs for Boardman under the deferred accounting application, impacts of the turbine rotor-forced outage may be included in the four-year rolling average component of rates requested under the annual update of net variable power costs beginning in 2007.

PGE did not file an application to defer incremental power costs related to the generator rotor outage which began Feb. 6, 2006, and will not propose the inclusion of this outage in the four-year rolling average of forced outages in its annual power cost update filings starting in 2008.

**First Quarter 2006 Earnings Call and Webcast Aug. 2, 2006**

PGE will host a conference call with financial analysts to discuss the financial results for the second quarter of 2006 on Wednesday, Aug. 2, 2006, at 5 p.m. EDT. The conference call will be webcast live on the PGE Web site at www.PortlandGeneral.com. A replay of the call will be available beginning at 7 p.m. EDT on Aug. 2 and continue through Wednesday, Aug. 9.

Peggy Fowler, CEO and president; Jim Piro, executive vice president, CFO and treasurer; and Bill Valach, director of investor relations will participate in the call. Management will respond to questions following formal comments.

The attached consolidated income statement is an integral part of this earnings release.

# # #

**About Portland General Electric Company**

Portland General Electric, headquartered in Portland, Ore., is a fully integrated electric utility that serves 791,000 residential, commercial and industrial customers in Oregon. Visit our Web site at www.PortlandGeneral.com.


**Safe Harbor Statement**

Statements in this news release that relate to future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words including, but not limited to, "anticipates," "believes," "intends," "estimates," "promises," "expects," "should," "conditioned upon" and similar expressions. Investors are cautioned that any such forward-looking statements are subject to risks and uncertainties, including matters and events related to the outcome of PGE's rate case and its accounting application for deferral of excess power costs related to the Boardman Plant outage; completion of the Port Westward power plant on schedule; changes in weather, hydroelectric, and energy market conditions, which could affect the availability and cost of fuel or purchased power; the effect of a new Oregon law related to utility rate treatment of income taxes; and the outcome of various legal and regulatory proceedings. As a result, actual results may differ materially from those projected in the forward-looking statements. All forward-looking statements included in this news release are based on information available to the Company on the date hereof and such statements speak only as the date hereof. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Forms 8-K and 10-Q filed with the United States Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the risks described therein from time to time.

POR-F
Source: Portland General Electric Company

**Portland General Electric Company and Subsidiaries**
**Condensed Consolidated Statements of Income**
**(Unaudited)**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| | (Dollars in Millions, Except per Share Amounts) | | | |
| **Operating Revenues** | $ 351 | $ 333 | $ 732 | $ 704 |
| **Operating Expenses** | | | | |
| Purchased power and fuel | 143 | 131 | 375 | 273 |
| Production and distribution | 33 | 34 | 69 | 62 |
| Administrative and other | 45 | 47 | 79 | 85 |
| Depreciation and amortization | 53 | 58 | 110 | 118 |
| Taxes other than income taxes | 18 | 18 | 38 | 38 |
| Income taxes | 18 | 13 | 14 | 43 |
| | 310 | 301 | 685 | 619 |
| **Net Operating Income** | 41 | 32 | 47 | 85 |
| **Other Income** | | | | |
| Miscellaneous | 2 | 1 | 5 | 3 |
| Income taxes | - | - | 1 | 1 |
| | 2 | 1 | 6 | 4 |
| **Interest Charges** | | | | |
| Interest on long-term debt and other | 16 | 17 | 32 | 35 |
| **Net Income** | $ 27 | $ 16 | $ 21 | $ 54 |
| **Common Stock:** | | | | |
| Weighted-Average Shares Outstanding (millions), Basic and Diluted | 62.5 | 62.5 | 62.5 | 62.5 |
| Earnings per Average Share, Basic and Diluted | $ 0.43 | $ 0.26 | $ 0.34 | $ 0.87 |